

December 16, 2013

Via Email
C. Douglas Buford, Jr.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C
425 West Capitol, Ste. 1800
Little Rock, Arkansas 72201

> **Re:** **P.A.M. Transportation Services, Inc.**
> **Schedule TO-I**
> **Filed December 2, 2013**
> **SEC File No. 5-39193**

Dear Mr. Buford:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. The scope of our review is limited to the matters identified below. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Offer to Purchase – Conditions of the Tender Offer, page 10

1. All offer conditions except those relating to regulatory conditions necessary to the consummation of the offer must be satisfied or waived as of the expiration of the offer, not some later time, such as the time of acceptance of tendered shares. The language in the first paragraph of this section should be revised to avoid the implication that the listed offer conditions could survive the expiration of the offer. For example, the language in the parenthetical in the first paragraph here

states that you will not be required to accept for payment or purchase any tendered shares "(whether any shares have theretofore been accepted for payment)," implying that you could assert an offer condition after acceptance of shares. Please revise.

2.   See our last comment above. The meaning of the word "completion" in the last paragraph of this section on page 12 should be clarified, consistent with our position that non-regulatory conditions to an offer may not survive the expiration of the offer.

3.   Refer again to the disclosure in the last paragraph of this section on page 10. You state that you may waive any of the listed offer conditions "without providing any notice of waiver." If you waive an offer condition, you must notify shareholders and provide them adequate time in the offer to react to such waiver. Please revise.

Source and Amount of Funds, page 12

4.   Please explain in your response letter why you do not believe that the financial information showing the pro forma effect of the tender offer on the Company is material. See Item 1010(b) of Regulation M-A. In this regard, we note your disclosure on page 13 that the use of funds to purchase tendered shares, which will come from cash, cash equivalents and short-term investments, will result in "reduced liquidity" for P.A.M. which could have certain adverse effects on the Company.

Closing Information

        Please amend the Schedule TO-I in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions